CORRESP for the SEC letter of the Registration Satement on Form S-1

Achison INC
CIK: 0001672571
3906 Main Street, 207
Flushing, NY11354

April 21, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, DC 20549

Attention:
     Folake Ayoola
     Stacie Gorman
     Paul Cline
     Wilson Lee

Re: Achison Inc
    Amendment No. 7 to Registration Satement on Form S-1
    Filed March 24, 2017
    File No. 333-211051

General

1. We note your response to our prior comment 1 and your revised disclosure that "Lansdale Inc will intend to hold sufficient shares to become the parent of the Corporation." We further note your disclosure on page 6 that "Lansdale Inc is a holding company..." and "After two yeay... Lansdale Inc will resale (sic) some shares of the Corporation...which Lansdale Inc will be holding." It appears that an investment decision has been made that Lansdale will purchase shares from you. Please tell us how this complies with Section 5 of the Securities Act.

We removed: "Lansdale Inc is a holding company..." and "After two years... Lansdale Inc will resale (sic) some shares of the Corporation...which Lansdale Inc will be holding."

Please see the amended contents of Risk Factors 2 (5) on page 6 of the Form S-1/A on April 21, 2017.

2. We note your disclosure throughout the prospectus that Lansdale is a holding company. We further note your disclosure on page 6 where you indicate that you are setting up several companies in the same industry, namely Landbay, Lemont, Linton and Dewriver. Please revise your disclosure to clarify whether you or Lansdale is the holding company for these entities.

Please see the amended contents of Risk Factors 2 (10) on page 7 of the Form S-1/A on April 21, 2017.

Prospectus Summary, page 6

3. We note your response to our prior comment 3 and your revised disclosure in paragraph 3 that you will not reimburse Blueville for expenses paid to date. Please reconcile this disclosure with your disclosure on page 10 where you indicate that you will reimburse Blueville for auditing and legal fees.

Please see the amended contents of Interests of Named Experts and Counsel 1 and 2 on page 10 of the Form S-1/A on April 21, 2017.

Exhibit 5. Legal Opinion

4. We note your response to our prior comment 4. The introductory language of paragraph 6 of the legal opinion continues to serve as an unacceptable qualification of the opinion in paragraph 9, especially as it relates to parts (ii), (iii), and (iv) of paragraph 6. Please ask counsel to revise the introductory language or to delete parts (ii), (iii), and (iv) of paragraph 6. Refer to the Division of Corporation Finance's Staff Legal Bulletin No. 19 for guidance.

Please see the amended contents of Exhibits 5 of the Form S-1/A on April 21, 2017.

Exhibit 23

5. Please include an updated consent from your independent accountant in the pre-effective amendment.

Please see the amended contents of Exhibits 23.3 of the Form S-1/A on April 21, 2017.

Wanjun Xie
Wanjun Xie

President
Achison Inc
Date: April 21, 2017